Exhibit 99.6

Deloitte & Touche LLP
Fifth Avenue Place East Tower
Suite 600, 425 – 1st Street SW
Calgary, AB T2P 3L8
Canada

Tel: 403-648-3200
Fax: 403-265-0862
www.deloitte.ca

February 28, 2012

Ramshorn Canada Investments Limited

2800, 500 – 4th Avenue S.W.

Calgary, Alberta

T2P 2V6

Attention: Mr. Mike Reid

Dear Sir:

Re:	Ramshorn Canada Investments Limited (RCI)

This is to confirm our Reserve and Resource Estimation and Economic Evaluation effective December 31, 2011 for Ramshorn Canada Investments Limited (RCI) dated January 26, 2012 prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC.

The proved and proved plus probable reserve estimates provided conform to the reserve definitions as set forth in the SEC’s Regulation S-X Part 210.4-10(a) and as clarified in subsequent Commission Staff Accounting Bulletins. We believe that such assumptions, data, methods, and procedures are appropriate for the purpose served by the reports.

In accordance with SEC requirements all prices and costs (capital and operating) were held constant. The effects of derivative instruments designated as price hedges of oil and gas quantities if any, are not reflected in AJM’s individual property evaluations. An oil equivalent conversion factor of 6.0 Mcf per 1.0 barrel oil was used for sales gas.

Yours very truly,

Signed by “Robin G. Bertram

Robin G. Bertram, P.Eng

Financial Advisory

Deloitte & Touche LLP

/sd